UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

ONESPAWORLD HOLDINGS LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

Marc Magliacano

Steiner Leisure Limited

c/o Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P73684113	Page 2

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Steiner Leisure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION The Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,162,275[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,162,275[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,162,275 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.77%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1

Includes 5,675,755 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 13,421,914 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities; provided that such Non-Voting Common Shares may be converted into common voting shares and the warrants may be exercised to acquire Non-Voting Common Shares convertible into common voting shares upon the election of Steiner Leisure, subject to certain conditions including the approval of the Issuer, as provided in the Issuer’s Third Amended and Restated Memorandum and Second Amended and Restated Articles of Association and as further described in the registration statement on Form S-3 (Registration No. 333-239628) filed by the Issuer with the Securities and Exchange Commission on July 17, 2020.

2	The percentage is calculated based upon 73,281,792 common voting shares outstanding as of March 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

CUSIP No. P73684113	Page 3

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Nemo Parent, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION The Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,162,275[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,162,275[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,162,275[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.77%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3

Includes 5,675,755 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 13,421,914 Non-Voting Common Shares, or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities; provided that such Non-Voting Common Shares may be converted into common voting shares and the warrants may be exercised to acquire Non-Voting Common Shares convertible into common voting shares upon the election of Steiner Leisure, subject to certain conditions including the approval of the Issuer, as provided in the Issuer’s Third Amended and Restated Memorandum and Second Amended and Restated Articles of Association and as further described in the registration statement on Form S-3 (Registration No. 333-239628) filed by the Issuer with the Securities and Exchange Commission on July 17, 2020.

4	The percentage is calculated based upon 73,281,792 common voting shares outstanding as of March 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Nemo Investor Aggregator, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,162,275[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,162,275[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,162,275[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.77%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

5

Includes 5,675,755 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 13,421,914 Non-Voting Common Shares, or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities; provided that such Non-Voting Common Shares may be converted into common voting shares and the warrants may be exercised to acquire Non-Voting Common Shares convertible into common voting shares upon the election of Steiner Leisure, subject to certain conditions including the approval of the Issuer, as provided in the Issuer’s Third Amended and Restated Memorandum and Second Amended and Restated Articles of Association and as further described in the registration statement on Form S-3 (Registration No. 333-239628) filed by the Issuer with the Securities and Exchange Commission on July 17, 2020.

6	The percentage is calculated based upon 73,281,792 common voting shares outstanding as of March 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2020, as amended by Amendment No. 1 thereto filed with the Commission on December 30, 2020 (the “Original Schedule 13D”). The Original Schedule 13D is hereby amended as follows:

Item 2. Identity and Background

Item 2(a) of the Original Schedule 13D is hereby amended by removing the reference to “Dory HoldCo, LLC.”

Item 2(b) of the Original Schedule 13D is hereby amended by removing the reference to “Dory HoldCo, LLC” and by replacing the address of Steiner Leisure Limited with the following:

c/o Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On June 25, 2021, all common shares previously directly held by Dory HoldCo, LLC, as described in the Statement of Beneficial Ownership on Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission on June 22, 2020 (the “Original Schedule 13D”), were distributed to Steiner Leisure. Thereafter, all such shares have been directly held by Steiner Leisure. No consideration was paid for such distribution.

On June 23, 2021, the Issuer, Steiner Leisure, as selling shareholder, the other selling shareholders party thereto (collectively with Steiner Leisure, the “2021 Selling Shareholders”) and Stifel, Nicolaus & Company, Incorporated, as representative of the underwriters named therein (the “2021 Underwriters”) entered into an Underwriting Agreement, pursuant to which the 2021 Selling Shareholders agreed to sell to the Underwriters, and the 2021 Underwriters agreed to purchase from the 2021 Selling Shareholders, subject to and upon the terms and conditions set forth therein, an aggregate of 8,421,053 Common Shares, at a price of $9.09625 per share (the “2021 Firm Shares”). Steiner Leisure also granted the 2021 Underwriters a 30-day option to purchase up to an additional 1,263,158 shares (the “2021 Additional Shares” and the offering of the 2021 Firm Shares and the 2021 Additional Shares, the “2021 Secondary Offering”) on the same terms and conditions. On June 25, 2021, the 2021 Underwriters notified the Issuer and the 2021 Selling Shareholders of their intent to exercise their option to purchase the 1,263,158 2021 Additional Shares in full, and on June 28, 2021, the 2021 Secondary Offering was completed. Pursuant to the 2021 Secondary Offering, Steiner Leisure sold an aggregate of 9,469,211 Common Shares, consisting of 5,705,625 common voting shares and 3,763,586 Non-Voting Common Shares.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On June 25, 2021, all common shares previously directly held by Dory HoldCo, LLC, as described in the Original Schedule 13D, were distributed to Steiner Leisure. Thereafter, all such shares have been directly held by Steiner Leisure. No consideration was paid for such distribution.

Pursuant to the 2021 Secondary Offering, Steiner Leisure completed a sale of 9,469,211 Common Shares to the 2021 Underwriters, consisting of 5,705,625 common voting shares and 3,763,586 Non-Voting Common Shares, at a price of $9.09625 per share.

Item 5. Interest in Securities of the Issuer

Item 5(b) is hereby amended and restated as follows:

On June 25, 2021, all common shares previously directly held by Dory HoldCo, LLC, as described in the Original Schedule 13D, were distributed to Steiner Leisure. Thereafter, all such shares have been directly held by Steiner Leisure. No consideration was paid for such distribution.

As of June 28, 2021, Steiner Leisure directly owns 5,675,755 common shares and 1,486,520 warrants to purchase common shares, with each warrant exercisable for one common share, subject to adjustment, for an exercise price of $11.50 per share. Steiner Leisure is controlled by Parent. Parent is 100% owned by Aggregator. Aggregator is governed by a board of directors consisting of seven directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of Aggregator. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed to be a beneficial owner of the entity’s securities.

Parent and Aggregator may be deemed beneficial owners of the common shares directly held by Steiner Leisure. Each Reporting Entity disclaims beneficial ownership of such Shares except to the extent of its pecuniary interest therein.

The interests reported as beneficially owned by the reporting persons on this Statement of Beneficial Ownership on Schedule 13D excludes non-voting common shares and warrants to purchase non-voting shares because such shares and warrants are non-voting securities. Such Non-Voting Common Shares may be converted into common voting shares and the warrants may be exercised to acquire Non-Voting Common Shares convertible into common voting shares upon the election of Steiner Leisure, subject to certain conditions including the approval of the Issuer, as provided in the Issuer’s Third Amended and Restated Memorandum and Second Amended and Restated Articles of Association and as further described in the registration statement on Form S-3 (Registration No. 333-239628) filed by the Issuer with the Securities and Exchange Commission on July 17, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

All common shares previously held directly by Dory HoldCo, LLC as described in the Original Schedule 13D were distributed to Steiner Leisure Limited on June 25, 2021 and thereafter have been directly held by Steiner Leisure. No consideration was paid for such distribution.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2021

Steiner Leisure Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: Vice President and Assistant Secretary

Nemo Parent, Inc.

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: Vice President

Nemo Investor Aggregator, Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: President and Chairman